

June 18, 2013

VIA EMAIL
Brian X. Tierney
Chief Executive Officer
Ohio Power Company
1 Riverside Plaza, 28th Floor
Columbus, Ohio 43215

    Re: **Ohio Power Company**
             Registration Statement on Form S-3
             Filed May 22, 2013
             File Nos. 333-188745 and -01

Dear Mr. Tierney,

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note your disclosure on pages S-3 and 32 regarding your other affiliated issuing entities. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please file your exhibits with your next amendment. Please also remove the reference to Item 601(b)(1) of Regulation S-K in your footnote. Lastly, please confirm that all finalized agreements will be filed simultaneously with or prior to the final prospectus, including unqualified legal and tax opinions. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

3. Please confirm that the offered securities will be investment grade securities as defined in General Instruction I.B.2 to Form S-3. See General Instruction I.B.5.(a)(i) to Form S-3.

4. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Prospectus Supplement

Cover Page

5. We note that the issuing entity will be Ohio Phase-In-Recovery Funding LLC and it does not appear that you contemplate issuing securities from any other issuing entity at any other time; therefore, it does not appear that you will conduct more than one delayed offering using this registration statement. Please tell us whether this registration statement contemplates only one offering of bonds.

6. Please revise your cover page and throughout the prospectus, as appropriate, to identify the depositor as defined in Item 1101(e) of Regulation AB.

Use of proceeds, page S-4

7. We note your disclosure here regarding the use of proceeds, but could not locate disclosure required by Item 1107(j) of Regulation AB. Please revise or advise.

Average life profile, page S-4

8. Please revise to explain what you mean by "Stable."

Prospectus

Cautionary Statement Regarding Forward-Looking Information, page 1

9. Please delete your reference to forward-looking statements as the provisions do not apply to you at this time.

The Collateral, page 6

10. While we note that the principal asset securing the bonds will be phase-in recovery property, we also note the various types of collateral that will also secure the bonds. Please confirm that if any of the underlying collateral will be

securities, you will comply with the requirements of Rule 190 of the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Beaning, Special Counsel, at (202) 551-6455 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: Kevin Hochberg, Esq. (Via Email)